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                                                                    EXHIBIT 20.1

                     FOODSERVICE SUPPLY AMENDMENT AGREEMENT


         THIS IS A FOODSERVICE SUPPLY AMENDMENT AGREEMENT dated as of March 24, 2000 (hereinafter "Amendment Agreement"), by and between Campbell Soup Company, a New Jersey corporation (hereinafter, "Campbell"), and Vlasic Foods International Inc., a New Jersey corporation (hereinafter, "Vlasic"), amending that certain Foodservice Supply Agreement dated as of March 30, 1998 by and between Campbell and Vlasic (hereinafter, "Supply Agreement"). The Supply Agreement, as amended, is hereinafter referred to as the "Amended Supply Agreement."


BACKGROUND

A.       The Supply Agreement expires as of March 29, 2000.

B. Campbell and Vlasic have decided to extend the Supply Agreement through March 30, 2001, provided that certain terms and conditions of the Supply Agreement are modified as of March 30, 2000.

C. This Amendment Agreement sets forth the changes to the Supply Agreement, effective as of March 30, 2000.


INTENDING TO BE LEGALLY BOUND, CAMPBELL AND VLASIC AGREE AS FOLLOWS:


1.       MODIFICATION OF SUPPLY AGREEMENT

         All terms and conditions of the Supply Agreement (including definitions) remain in full force and effect, except to the extent modified directly or by implication by this Amendment Agreement.

2.       TERM AND TERMINATION

         a. The term of this Amendment Agreement shall commence as of March 30, 2000 and shall continue in full force and effect through March 30, 2001 (the "Term"), unless extended or earlier terminated by either party in accordance with the provisions of this Amendment Agreement.

         b. Except as provided in Section 2.c. hereof or unless earlier terminated in accordance with either Section 2.d. hereof or Article Ten of the Supply Agreement, this Amendment Agreement will renew automatically for successive one year terms commencing upon the initial expiration date set forth in
                  Section 2.c.

         c. In the event that a party does not want this Amendment Agreement to renew automatically, that party shall so notify the other party in writing

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                  not later than the September 30 prior to the then scheduled termination date.

         d. Upon a change of control or substantial recapitalization of either party or a joint manufacturing or marketing venture involving the Facility or a sale of the Facility ("Major Change"), any party may terminate this Amendment Agreement by written notice delivered no later than thirty (30) days following the first official public announcement of such a Major Change, effective six (6) months after receipt of such notice. "Control" means possessing, directly or indirectly, the power to direct or cause the direction of the management and affairs of a party hereto, whether through ownership of voting shares, contract or otherwise.

         e.       Upon written notice of any termination in accordance with
                  Section 2.c or Section 2.d hereof or Article Ten of the Supply Agreement or expiration of this Amendment Agreement for any reason other than default by Campbell, Vlasic and Campbell, in addition to carrying out the provisions of Article Ten of the Supply Agreement, shall mutually work together to assure (i) the orderly and economic shutdown or transition to other use of the Facility and (ii) the orderly transition of production to Campbell or to an alternative manufacturer designated by Campbell and (iii) to the extent possible, that adequate Campbell inventories of finished product are maintained by, for example, building inventories prior to an effective date of termination or expiration ("Transition Plan"). Campbell shall reimburse Vlasic for any additional labor cost reasonably incurred by Vlasic to maintain adequate line staffing due to discontinuance of this Amendment Agreement pursuant to a mutually agreed Transition Plan. Vlasic shall provide Campbell with the consultation and advice of available Vlasic technical and production employees for so long as the parties shall deem reasonably necessary to effect an orderly transition of production, which may include consultation with Campbell or a third party manufacturer after an effective date of termination or expiration; provided that Vlasic shall be compensated upon an actual time and expense basis for the services of such employees, with an administrative fee of five percent (5%) added thereto.

         f. Within thirty (30) days following the termination or expiration of this Amendment Agreement, the parties shall settle all amounts owed as provided herein. In addition, each of the parties shall have the immediate right to offset any amounts owed to or from the other party under this Amendment Agreement and under any other supply agreement or co-pack agreement or purchase order with the other party. The parties also agree to a mutual right of offset under any supply or co-pack agreements or purchase orders between them in the event of a default under any one of them.

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3.       DISPOSITION OF EQUIPMENT

         The assets subject to the Option on Equipment granted by Section 10.4 of the Supply Agreement are listed on Schedule 3 to this Amendment Agreement. The period of non-compete associated with the purchase of any product manufacturing line pursuant to the Option on Equipment shall be one year, rather than twenty-four months as stipulated in the Supply Agreement. Moreover, to be effective, any exercise of the Option on Equipment by Campbell must be done by written notice received by Vlasic no later than May 5, 2000. Transfer of ownership and risk of loss shall be upon payment of the purchase price, which shall be paid in full prior to equipment disassembly and no later than the date of expiration or termination of this Amendment Agreement. Vlasic's costs shall be reimbursed by Campbell no later than thirty days following receipt of an invoice from Vlasic for the same.


4.       PRICE, CHARGES AND PAYMENTS


         a. The "business as usual" pricing methodology pursuant to Schedule "B" of the Supply Agreement is hereby amended by adding thereto a provision for a margin and other terms as indicated on Schedule 4.

         b.       Unless earlier terminated pursuant to the provisions of
                  Section 2.d. or Article 10 of the Supply Agreement, Campbell will place orders for not less than the aggregate number of cases of Product set out on Schedule 5 during the term of this Amendment Agreement and Vlasic will manufacture, package and supply such Products to Campbell. Campbell shall also have the right to order up to an additional 800,000 cases of Product and Vlasic agrees that it will manufacture such additional cases of Product, subject to maximum line capacities and the other terms and conditions of this Amendment Agreement.

         c. In the event a quarterly minimum as indicated on Schedule 5 is not ordered by Campbell for delivery in a given quarter, Campbell shall pay Vlasic the costs indicated on Schedule 4, Paragraph 4(b) with respect to such quarterly minimum.

         d. In the event (1) Vlasic, acting reasonably, cannot produce Product ordered by Campbell for delivery as requested by Campbell without running a production line on overtime and (2) Campbell agrees in writing that overtime production should be run, then Campbell shall pay to Vlasic an Overtime Production Charge as indicated on Schedule 4. If the reason why Vlasic cannot produce Product requested without running a line on

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                  overtime is that Vlasic failed to adhere to the Production
                  Schedule for a reason or reasons not attributable to an action or failure to act by Campbell, then Campbell will not be responsible for an Overtime Production Charge.

         e. In the event (1) Campbell places an order for delivery of an SKU the fulfillment of which will cause Vlasic, acting reasonably, to run a production line for less than one full eight hour shift and (2) Campbell agrees in writing that such production should take place despite the inefficiencies involved, then Campbell shall pay to Vlasic a Partial Shift Charge as indicated on Schedule 4.

         f. On a quarterly basis, Vlasic will review ingredient and packaging inventories unique to the performance of this Amendment Agreement. Vlasic will charge Campbell and Campbell will pay the value of all obsolete items. Obsolete items are those items that (1) are not planned for use according to the current Rolling Forecast, or (2) are overage or are projected to be overage as of the next production scheduled per the Rolling Forecast. In the event that Campbell initiates a packaging or ingredient change that would result in obsolete inventories, Vlasic shall upon request provide Campbell with a good faith estimate of the amount of any resulting charge. Campbell will arrange and pay for pick-up of such obsolete items within 30 days of being invoiced for them by Vlasic. If Campbell does not pick up obsolete items within such period, Vlasic may arrange for disposition of the items on Campbell's behalf and at Campbell's cost.

         g. Special batches will be charged to Campbell and Campbell will pay the cost of ingredients, packaging and direct labor plus a mark-up of four hundred percent (400%) of direct labor to cover overhead.

         h. All payments by Campbell to Vlasic under this Amendment Agreement shall be by either Electronic Funds Transfer or wire transfer.

         i. Vlasic and Campbell agree to work together in good faith to reduce fixed overhead charged to Campbell under this Amendment Agreement to the extent feasible. To facilitate this effort, Vlasic will provide a breakdown of overhead costs by category (e.g. fixed, variable, depreciation) by line (6,7, J/K/L) by April 15, 2000. Both parties will promptly thereafter identify teams from each company and will instruct them to identify and pursue cost savings opportunities in order to reduce costs of Products manufactured hereunder.

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5.       PURCHASE PROCEDURES AND TERMS

         a. Campbell shall provide to Vlasic on or before the 15th day of every month a good faith, written twelve (12) month rolling forecast by SKU consistent with Schedule 5 (hereinafter "Rolling Forecast"). Campbell may modify the Rolling Forecast at any time by a written notice.

         b. Fifteen (15) days prior to the beginning of a month, the by SKU forecast for such month in the current Rolling Forecast shall become a Binding Production Order for the specific quantities by SKU specified in the Rolling Forecast for such month.

         c. No later than ten (10) days prior to the beginning of a month, working from the Binding Production Order, Vlasic will confirm whether it has the ability to manufacture the requested quantities and issue a written Production Schedule for the Product it is able to manufacture during the relevant month. Orders are considered to be properly filled if delivered to within five percent (5%) of the case quantity ordered. Written amendments to the Binding Production Order and the Production Schedule will be made by mutual agreement of the Vice President of Operations of the Away From Home Division of Campbell Soup Company and the Vice President of Operations of Vlasic or their functional successors. In the event that overtime is required to effect such an amendment, Campbell must agree to the Overtime Production Charge for such production to be scheduled. Any such amendment shall also be consistent with Schedule 5, taking into consideration the different volume run rates by SKU on each line.

         d. All Products will be delivered ex Facility, except that Vlasic shall have the responsibility of loading the Products. Risk of loss shall pass to Campbell upon completion of loading.

6.       NON-COMPETE

         Schedule "C" of the Supply Agreement is modified in accordance with
         Schedule 6 to this Amendment Agreement.

7.    MISCELLANEOUS

         a.       The Committee is dissolved.

         b. Mutually agreed capital expenditures in furtherance of the Cost Improvement Program will be paid by Campbell and any equipment covered by such capital expenditure shall be owned by Campbell and tagged as such.

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         c.       The following definition is added:

                  BANKRUPTCY EVENT means with respect to either Campbell or Vlasic, as applicable, (a) the making by such party of an assignment for the benefit of creditors of all or substantially all of its assets or the admission by such party in writing of inability to pay all or substantially all of its debts as they become due; (b) the adjudication of such party as bankrupt or insolvent or the filing by such party of a petition or application to any tribunal for the appointment of a trustee or receiver for such party or any substantial part of the assets of such party; or (c) the commencement of any voluntary or involuntary bankruptcy proceedings (and, with respect to involuntary bankruptcy proceedings, the failure to be discharged within 60 days), reorganization proceedings or similar proceeding with respect to such party or the entry of an order appointing a trustee or receiver or approving a petition in any such proceeding.

         d. Each party shall maintain all Confidential Information in strict confidence and shall maintain a secure system for its storage and/or handling, as applicable. The parties further agree to (i) restrict disclosure of the Confidential Information solely to its officers, employees, subcontractors, and agents with a "need to know" such Confidential Information for performance of the parties' obligations under this Amendment Agreement (the persons to whom disclosure is permissible being collectively called "Representatives"); (ii) not disclose to any other person or copy the Confidential Information without the prior written approval of the disclosing party; (iii) use the Confidential Information solely for purposes of this Amendment Agreement; and (iv) inform the Representatives of the confidential nature of the Confidential Information and obtain their agreement to the obligations set forth herein. Each party shall be responsible for breaches of confidentiality with respect to Confidential Information by its Representatives. Vlasic and Campbell shall each use commercially reasonable efforts to prevent the disclosure of the terms of this Amendment Agreement to third parties, except as required by law.

                            (Signature page follows)

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         IN WITNESS WHEREOF the parties hereto have executed this Amendment
Agreement as of the date and year first above written.


                         CAMPBELL SOUP COMPANY

                         BY: /S/  CHARLES E. MILLER
                            -------------------------------------
                            NAME:    CHARLES E. MILLER
                            TITLE:   VICE PRESIDENT - PURCHASING



                         VLASIC FOODS INTERNATIONAL INC.

                         BY: /S/  ROBERT F. BERNSTOCK
                            -------------------------------------
                            NAME:    ROBERT F. BERNSTOCK
                            TITLE:   PRESIDENT & CHIEF EXECUTIVE
                                     OFFICER


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